# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GLAUKOS CORPORATION, CIK 0001192448
CUSIP: 377322102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 Glaukos Way, Aliso Viejo, California (CA), 92656
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001558370-24-001083
Filed by CIK 0001644557

## Reporting persons
- Thomas W. Burns: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,453,695; shared voting power 100,000; sole dispositive power 2,453,695; shared dispositive power 100,000; aggregate amount beneficially owned 2,553,695 (4.4% of the class)
  Comment: Ownership consists of (i) 1,072,811 shares issuable upon the exercise of options that are currently exercisable or will vest and become exercisable within 60 days of December 31, 2024, (ii) 28,845 shares held by Mr. Burns as of December 31, 2024, (iii) 893,932 shares held by the Burns Family Trust as of December 31, 2024, of which Mr. Burns is a beneficiary and co-Trustee, (iv) 238,107 shares held by the Burns Annuity Trust as of December 31, 2024, of which Mr. Burns is a beneficiary and co-Trustee, (v) 120,000 shares held by the Burns Charitable Remainder Trust as of December 31, 2024, of which Mr. Burns is a beneficiary and co-Trustee, (vi) 100,000 shares held by the Thomas W. Burns Irrevocable Trust as of December 31, 2024, of which Mr. Burns is a beneficiary, and (vii) 100,000 shares held by the Janet M. Burns Irrevocable Trust as of December 31, 2024, of which Mr. Burns is trustee and Mr. Burns' spouse is a beneficiary, over which Mr. Burns shares voting and dispositive power. The percent of class reported in Row 9 of this cover page is reported based upon 56,443,648 shares of Glaukos Corporation common stock outstanding at December 31, 2024.

## Item 1. Issuer
Name of issuer: GLAUKOS CORPORATION
Address of issuer's principal executive offices: 1 Glaukos Way, Aliso Viejo, CA, 92656.

## Item 2. Person Filing
Name of person filing: Thomas W. Burns
Address of principal business office or, if none, residence: Same as Item 1(b)
Citizenship: See Row 4 of cover page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page
Percent of class: See Row 11 of cover page
Sole power to vote or to direct the vote: : See Row 5 of cover page
Shared power to vote or to direct the vote: See Row 6 of cover page
Sole power to dispose or to direct the disposition: See Row 7 of cover page
Shared power to dispose or to direct the disposition: See Row 8 of cover page

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Thomas W. Burns: /s/ Thomas W. Burns, Thomas W. Burns (02/12/2025)